April 11, 2025

Matthew Degelman
President and Director
Medical Exercise Inc.
11951 US-1, Suite 105
North Palm Beach, FL 33408

       Re: Medical Exercise Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 31, 2025
           File No. 333-284522
Dear Matthew Degelman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2025 letter.

Amendment No. 1 to Form S-1 filed March 31, 2025
Prospectus Summary
Our Business, page 1

1. We note your response to previous comment 3 and reissue the comment in part.
       Please revise your prospectus summary to provide a description of your material business operations during the time when the business is not operating any clinics, as well as the steps you will need to take to open and operate any new clinics or otherwise execute on your business plan, including the current status and expected timeline of your growth strategy. Your disclosure should also clearly explain how your proposed licensing and franchise models would work.
 April 11, 2025
Page 2
Risk Factors
Risks Associated with Our Common Stock
NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock, page 9

2. We note your response to previous comment 6 that you have revised this risk factor.
       However, it does not appear that any changes were made in the amendment and we reissue the comment. The disclosure in this risk factor appears to be incomplete.
       Please revise as applicable. Additionally, to the extent this risk factor relates to NASD
       IM-2310-2, please consider whether that rule has been superseded by FINRA Rule
       2111 and any implications on your disclosure.
Medical Exercise Inc.'s Technology and Treatment, page 28

3. We note your revised disclosure noting that you source your machines from MedX and currently MedX is your sole supplier. Please clarify the legal entity you are referring to as MedX and explain the relationship between MedX and the Company, including if they are related parties. In this regard, we note that your President appears to have served as President and Director of "MedX Fit Tech Inc." from 2022 to 2023.
4. Please expand your disclosure relating to extensive research relating to the spinal care machines by discussing the research directly in the prospectus, including MedX tests conducted at the University of Florida study, rather than providing a link to information on MedX's website.
Market Size and Growth, page 30

5. We note your response to previous comment 17 that you have amended the prospectus to clarify these statements are the belief of management. However, no changes appear to have been made in your amendment and we reissue the comment. We note your disclosure that the U.S. spinal care market, which encompasses services, devices, and pharmaceuticals related to the treatment of spinal conditions, is "substantial, with estimates in the tens of billions of dollars." Please provide the market estimate for the
       U.S. spinal services market given your current business strategy to operate spinal care clinics. In your revised disclosure, please provide the sources or basis for these estimates.
Expert Medical Support, page 36

6. We note your revised disclosure in response to previous comment 19 that expert medical support for your proposed fitness business will be in the form of telemedicine and online pharmacy which will be provided by PeterMD
(https://petermd.us/)
       through a referral agreement with the Company. Please expand your disclosure to clearly explain the relationship between PeterMD and the Company, including whether you have any contractual agreement in place. Additionally, please clarify how referrals to a third party relate to your proposed business model. April 11, 2025
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 37

7. Please clarify why you expect that the net proceeds of the offering will eliminate substantial doubt about your ability to continue as a going concern. In this regard, the disclosure on page 19 states that you will not receive any proceeds from this offering.
Audit Report, page F-17

8. The report date is not consistent with the January 27, 2025 date reflected in Exhibit
       23.1. Please revise.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Scott D. Olson, Esq.